WAIVER OF WITHDRAWAL CHARGE ENDORSEMENT


This Endorsement forms a part of the Contract to which it is attached and is effective as of the Issue Date of the Contract. In the case of any conflict with any provisions in the Contract, the provisions of this Endorsement will control. The following provisions are hereby added to the Contract:

After the first Contract Year, you can make a withdrawal without incurring a withdrawal charge when the following conditions occur:

     1. a. The Contract Owner or Joint Owner is confined to a Skilled Nursing Facility or Hospital;

          b. Such confinement is for a period of at least 90 consecutive days;
             and

          c. A licensed physician certifies in writing that such continued confinement is necessary.

       A Skilled Nursing Facility is an institution that is licensed by the state in which it is located to provide skilled nursing care, intermediate nursing care or custodial nursing care. A Hospital is an institution which is licensed as a hospital by the state in which it is located, is supervised by a staff of licensed physicians and operates primarily for the care and treatment of sick and injured persons as inpatients for a charge.


     2. a. The Contract Owner or Joint Owner is diagnosed as having a Terminal Illness; and

          b. a licensed physician certifies in writing to such diagnosis.

       Terminal Illness means an illness or physical condition which results in the prognosis by a licensed physician that life expectancy is 12 months or less. In order to have the withdrawal charge waived, you must make a full withdrawal of the Contract. The Contract must be returned to us before any proceeds will be paid.

The proof required by the Company for the waiver of the withdrawal charge shall include but not be limited to, written certification from a licensed physician performing within the scope of his or her license. The licensed physician must not be the Contract Owner, Joint Owner, the Annuitant, Joint Annuitant, or the spouse, parent or child of the Contract Owner, Joint Owner, Annuitant, or Joint Annuitant. If a non-individual owns the Contract, then Contract Owner shall mean Annuitant.

This waiver will not apply if on the Issue Date, the Contract Owner or Joint Owner was confined in a Skilled Nursing Facility or Hospital, or is first diagnosed as having a Terminal Illness. Proof of confinement to a Skilled Nursing Facility or Hospital or diagnosis of a Terminal Illness must be provided in a form satisfactory to the Company.

Withdrawals of amounts under the Contract may be subject to a 10% tax penalty in addition to any income taxes due. You should consult your tax advisor before making a withdrawal.


         Signed for Allianz Life Insurance Company of North America by:


           [Suzanne J. Pepin]               [Charles Kavitsky]
            Suzanne J. Pepin                 Charles Kavitsky
    Senior Vice President, Secretary   President and Chief Marketing Officer
        and Chief Legal Officer

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